FORM OF
                              FEE WAIVER AGREEMENT

                          Legg Mason Fund Adviser, Inc.
                                100 Light Street
                            Baltimore, Maryland 21202



Legg Mason Charles Street Trust, Inc.
100 Light Street
Baltimore, Maryland  21202

Re:  Global Opportunities Bond Fund- Fee Waiver and Expense Cap Agreements
     ---------------------------------------------------------------------

Ladies and Gentlemen:

      Legg Mason Fund Adviser, Inc. ("LMFA") hereby agrees that it will waive its compensation (and, to the extent necessary, bear other expenses) through July 31, 2007, to the extent that expenses of the Global Opportunities Bond Fund (the "Fund") (exclusive of taxes, interest, brokerage and extraordinary expenses) would exceed an annual rate of 0.65% for Institutional Class (the "Institutional Class Agreement") and 0.90% for Financial Intermediary Class (the "Financial Intermediary Agreement").

      For purposes of determining any such waiver or expense reimbursement, expenses of a class of the Fund shall not reflect the application of any custodial, transfer agency or other credits or expense offset arrangements that may reduce the portfolio's expenses or arrangements with any broker-dealer to apply a portion of the commission or mark-up on any portfolio trade to the payment of any of the portfolio's other expenses.

      In order to determine the Manager's liability for the Fund's expenses over the Expense Limit, the amount of allowable year-to-date expenses shall be computed daily by pro-rating the Expense Limit based on the number of days elapsed within the fiscal year of the Fund ("Pro Rated Limitation"). The Pro Rated Limitation shall be compared to the expenses of the Fund recorded through the prior day in order to produce the allowable expenses to be recorded for the current day ("Allowable Expenses"). If each Class's management fee and other expenses for the current day exceed the Allowable Expenses, the management fee for the current day shall be reduced by such excess ("Unaccrued Fees"). In the event the excess exceeds the amount due as the management fee, the Manager shall be responsible to the Fund for the additional excess ("Other Expenses Exceeding Limit").

      If at any time up through and including July 31, 2007, each Class's management fee and other expenses for the current day are less than the Allowable Expenses, the differential shall be due to the Manager as payment of cumulative Unaccrued Fees (if any) or as payment for cumulative Other Expenses Exceeding Limit (if any). If cumulative Unaccrued Fees or cumulative Other Expenses Exceeding Limit remain at July 31, 2007, these amounts shall be paid to the Manager in the future provided that: (1) such payment shall be made to the Manager no later than the end of the third fiscal year after the Unaccrued Fees or Other Expenses Exceeding Limit was incurred; and (2) such payment shall only

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be made to the extent that it does not result in the Fund's aggregate expenses exceeding an expense limit of 0.65% and 0.90% of its average daily net assets attributable to the Institutional Class and Financial Intermediary Class of shares, respectively.

      In addition, Brandywine Global Investment Management, LLC ("Brandywine") hereby agrees with LMFA and the Fund that it will waive its compensation or bear expenses with respect to the Fund in proportion to the portion of the management fee that it receives from LMFA prior to waivers. As an illustration, if Brandywine receives 90% of the total management fee paid by the Fund, then Brandywine will bear 90% of any waiver of compensation or expense reimbursement.

      For the Institutional Class Agreement and the Financial Intermediary Agreement, we understand that we shall look only to the Institutional Class and the Financial Intermediary Class of the Fund respectively, for performance of each Agreement and for payment of any claim we may have hereunder, and neither any other series of Legg Mason Charles Street Trust, Inc., (the "Corporation") or class of the Fund, nor any of the Corporation's directors, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefore.

      We understand that you will rely on this agreement in accruing the Fund's expenses for purposes of calculating its net asset value per share, and for other purposes, in the preparation and filing of the Securities and Exchange Commission Form N-1A Registration Statement for the Fund, and we expressly permit you to do so.


Legg Mason Fund Adviser, Inc.                 Brandywine Global Investment
                                              Management, LLC

By:                                           By:
    ------------------------------                ---------------------------
     Marie Karpinski
     Vice President and Treasurer


Agreed and Accepted:

Legg Mason Charles Street Trust, Inc.



By:
    ------------------------------
     Richard M. Wachterman
     Secretary